

Mail Stop 3030

March 25, 2010

Mr. Raouf Y. Halim
Chief Executive Officer
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, CA 92660-3095

> **Re:** **Mindspeed Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended October 2, 2009**
> **Filed November 25, 2009**
> **File No. 001-31650**

Dear Mr. Halim:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 2, 2009

Item 7. Management's Discussion and Analysis…, page 30

Results of Operations, page 36

1. In your future annual and quarterly reports, please discuss and analyze the reasons for any material variations that occurred in the periods compared in the net revenues that you derive from intellectual property licensing and sales.

Item 9A. Controls and Procedures, page 80

2.   We note your disclosure that your management concluded that the company's disclosure controls and procedures were effective as "defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within required time periods." In your future filings, please revise to clarify, if true, that your officers also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Similarly, this comment applies to your quarterly reports on Form 10-Q.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney